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                         June 4, 2021

       Joseph Risico, Esq.
       General Counsel
       Aterian, Inc.
       37 East 18th Street, 7th Floor
       New York, NY 10003

                                                        Re: Aterian, Inc.
                                                            S-1 filed May 28,
2021
                                                            File No. 333-256635

       Dear Mr. Risico:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dale
Welcome at 202-551-3865 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing